06003418

AB 2/28/06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 24 2006 WASH, D.C. 209

SEC FILE NUMBER
8- 51549

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coldstream Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One 100th Avenue, NE, Suite 102
(No. and Street)

Bellevue (City) Washington (State) 98004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Fitzwilson (425) 885-1558
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
(Name – *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800 (Address) Portland (City) Oregon (State) 97204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/16/06

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Kevin M. Fitzwilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coldstream Securities, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELAINE HELLER
COMMISSION EXPIRES
NOTARY
PUBLIC
4-8-07
STATE OF WASHINGTON

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Changes in Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Coldstream Securities, Inc.

Form X-17A-5 Part IIA

of the Focus Report of the

Securities and Exchange Commission

Year Ended December 31, 2005

COLDSTREAM SECURITIES, INC.

FORM X-17A-5 PART IIA OF THE
FOCUS REPORT OF THE SECURITIES AND EXCHANGE COMMISSION
TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2005

Page

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Coldstream Securities, Inc.
Bellevue, Washington

We have audited the accompanying statement of financial condition of Coldstream Securities, Inc. as of December 31, 2005, and the related statements of loss, changes in shareholder's equity (deficit), changes in subordinated borrowings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coldstream Securities, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Geffen, Mesher & Company, P.C.

January 31, 2006

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

ASSETS

December 31, 2005		
Cash and cash equivalents	$	54,267
Other assets		1,253
Total assets	$	55,520

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)

Accounts payable and accrued expenses	$	29,761
Subordinated loan		23,928
Total liabilities		53,689
Total shareholder's equity (deficit)		1,831
Total liabilities and shareholder's equity (deficit)	$	55,520

Year Ended December 31, 2005

Expenses		
Professional services	$	4,711
Licenses and permits		14,294
Administrative fees		10,080
Miscellaneous		1,029
Total operating expenses		30,114
Other income (expense)		
Interest income		643
Interest expense	(	718)
	(	75)
Net loss	($	30,189)

Coldstream Securities, Inc.

Statement of Changes in Shareholder's Equity (Deficit)

	Common stock, no par; 112 shares authorized				
	Number of shares issued and outstanding	Amount	Additional paid-in capital	Retained deficit	Total shareholder's equity (deficit)
Balance at January 1, 2005	112	$ 10,000	$ 43,000	($ 20,980)	$ 32,020
Net loss				(30,189)	(30,189)
Balance at December 31, 2005	112	$ 10,000	$ 43,000	($ 51,169)	$ 1,831

Coldstream Securities, Inc.

Statement of Changes in Subordinated Borrowings

Balance at January 1, 2005	$	23,928
Activity during 2005		-0-
Balance at December 31, 2005	$	23,928

See notes to financial statements

Year Ended December 31, 2005

Cash flows from operating activities		
Net loss	($	30,189)
Adjustments to reconcile net loss to net cash used in operating activities		
Placement fee receivable		8,438
Other assets	(	182)
Accounts payable and accrued expenses		11,311
Net cash used in operating activities	(	10,622)
Net decrease in cash and cash equivalents	(	10,622)
Cash and cash equivalents at beginning of year		64,889
Cash and cash equivalents at end of year	$	54,267

YEAR ENDED DECEMBER 31, 2005

1. Line of business and significant accounting policies

Line of business
Coldstream Securities, Inc. (the "Company"), an Oregon corporation, was organized to provide broker and dealer services relative to private placements and mutual funds. The Company is a wholly-owned subsidiary of Coldstream Holdings, Inc. and operates from their office in Bellevue, Washington.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition
Placement fee revenues are fees received for the referral of an investor to a limited partnership and are recognized based on the terms of the closing agreement of each transaction.

Cash and cash equivalents
Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Concentration of credit risk
The Company has cash and cash equivalents in the form of deposits which may exceed depository insurance limits. The company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Income taxes
Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

The temporary differences that give rise to deferred taxes principally relate to net operating loss carryforwards and may be applied against future taxable income. The resulting deferred tax asset has been offset by a valuation allowance of the same amount, which results in no tax benefit for the year ended December 31, 2005.

The Company files a consolidated federal tax return with its parent and records its share of the consolidated federal and state tax expense on a separate return basis.

2. Capital requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $23,757 which was $18,757 in excess of the required net capital of $5,000. The Company's aggregate indebtedness was $29,761 at December 31, 2005, resulting in a ratio to net capital of 1.25 to 1.

3. Subordinated loan agreement

The subordinated loan is from Coldstream Holdings, Inc. and bears interest at 3% per annum. The loan is payable along with accrued interest, on March 1, 2008. Accrued expenses include $1,532 of unpaid interest at December 31, 2005.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Furthermore, repayments of the loan require prior written approval of the National Association of Securities Dealers (NASD).

4. Related party transactions

The Company paid its parent $925 per month in 2005 for administrative fees including rent, telephone and other miscellaneous expenses under an expense sharing agreement. Included in accounts payable and accrued expenses is an amount due to the Company's parent of $17,031 for accrued interest and expenses paid on the Company's behalf.

Accompanying Information

COLDSTREAM SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2005		
Net capital		
Total shareholder's equity	$	1,831
Add		
Liabilities subordinated to claims of creditors		23,928
		25,759
Less nonallowable assets		
Other assets		1,253
Net capital before haircut and undue concentrations		24,506
Less haircut and undue concentrations		749
Net capital	$	23,757
Aggregate indebtedness		
Accounts payable and accrued expenses and other liabilities	$	29,761
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Excess net capital	$	18,757
Excess of net capital at 1,000%	$	20,780
Ratio of aggregate indebtedness to net capital		1.25 to 1

Reconciliation with Company's computation

There was no material difference between these computations and the computations included in Part IIA of the Company's Form X-17a-5 unaudited report as of December 31, 2005.

Year Ended December 31, 2005

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.

GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

Board of Directors
Coldstream Securities, Inc.
Bellevue, Washington

In planning and performing our audit of the financial statements of Coldstream Securities, Inc. for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(l) of the Securities and Exchange Commission ("SEC"), we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Coldstream Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen, Mesher & Company, P.C.

January 31, 2006